UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2021
Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG
(Translation of Registrant’s name into English)

Zürichstrasse 38
8306 Brüttisellen
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

EXPLANATORY NOTE

Facilities Agreement Waiver

On October 4, 2021, Global Blue Group Holding AG (the “Company”) received an extension to the waiver previously obtained by the Company on February 3, 2021, with respect to its semi-annual total net leverage financial covenant test under its facilities agreement dated 25 October 2019 (as amended by an amendment letter dated 14 January 2020) between, among others, the Company and RBC Europe Limited as agent (the “Facilities Agreement”).

The original waiver provided that the semi-annual total net leverage financial covenant under the Facilities Agreement shall not be tested on the first two test dates as originally envisaged by the Facilities Agreement, which would have been on 30 September 2021 and 31 March 2022. With the extension of the waiver, the financial covenant will also not be tested on 30 September 2022. The financial covenant will now instead be tested for the first time on 31 March 2023.

In connection with the waiver and the waiver extension, the Company agreed that for the period from (and including) 30 September 2021 to (and excluding) 31 March 2023 (the “Waiver Period”), the Company shall ensure that the liquidity (being the aggregate amount of cash and cash equivalents of the Group and the aggregate amount available to the Company and its subsidiaries (the “Group”) on a committed or uncommitted basis for utilisation under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than €35,000,000 (the “Liquidity Condition”).

The Liquidity Condition shall cease to apply if the revenues of the Group for any calendar month are equal to or more than an amount equal to 40% of the revenues of the Group for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) 1 February 2019 to (and including) 31 January 2020. If the Liquidity Condition is not met, the Company can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to the Group.

The Company has also agreed that it will deliver to the agent under the Facilities Agreement for distribution to the Lenders, a copy of any unaudited consolidated financial statements of the Group for any financial quarter ending during the period from (and including) 3 February 2021 to the last date of the Waiver Period which are publicly filed by the Company and made available to its shareholders on the later of (i) the date such financial statements are filed and made available and (ii) the date falling 60 days after the end of the relevant financial quarter.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-259200) of the Company and the prospectuses incorporated therein.

EXHIBIT INDEX

Exhibit number	Description
10.1	Extension to the Waiver Letter, dated as of October 4, 2021, between, among others, Global Blue Group Holding AG and RBC Europe Limited as agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Blue Group Holding AG
(Registrant)

Date:	October 4, 2021	By:	/s/ JACQUES STERN
Name: Jacques Stern
Title: CEO

Exhibit 10.1

To:    RBC Europe Limited as Agent (the “Agent”)
From: Global Blue Group Holding AG as Obligors’ Agent (the “Company”)
Dated:    21 September 2021
Dear Sirs/Madams
Global Blue Group Holding AG - Waiver Extension Request
1Introduction
1.1We refer to:
(a)the facilities agreement dated 25 October 2019 (as amended by an amendment letter dated 14 January 2020) between, among others, the Company and the Agent (the “Facilities Agreement”); and
(b)the waiver letter dated 1 February 2021 from the Company to the Agent (the “Waiver Letter”).
1.2Terms not defined herein shall have the same meaning as that set out in the Facilities Agreement and the Waiver Letter (as applicable). Clause references herein shall be reference to the Facilities Agreement and references to Schedules shall be to schedules in the Facilities Agreement.
2Waiver Extension Request
2.1The Company for itself and as Obligors’ Agent for the other Obligors hereby request that the waiver of the financial covenant in Clause 26.2 (Financial condition) for the Test Dates falling on 30 September 2021 and 31 March 2022 which has been granted under the Waiver Letter is extended so that such financial covenant is also not tested on the Test Date falling on 30 September 2022 and no Default, Event of Default or other breach of the Finance Documents will occur as a result of any failure to comply with such financial covenant on any Test Date falling prior to (and excluding) 31 March 2023 (the “Extension Request”).
2.2We hereby request the consent of the Majority Lenders to the Extension Request.
3Compliance with Liquidity Condition and Quarterly Financial Statements Obligations
1.1Subject to the occurrence of the Effective Date (as defined below), the Company undertakes to continue to comply with its obligations under paragraph 3 (Liquidity Condition) and paragraph 4 (Quarterly Financial Statements) of the Waiver Letter and accordingly, upon the occurrence of the Effective Date, the definition of “Waiver Period” in the Waiver Letter shall be deemed to be replaced with the following:
““Waiver Period” means the period from (and including) 30 September 2021 to (and excluding) 31 March 2023.”
4Process and Timing
4.1We request that:

(a)the Agent circulate this letter to the Lenders promptly upon receipt; and
(b)the Lenders provide their irrevocable and unconditional consent to and approval of the Extension Request and their irrevocable instruction to the Agent to execute this letter (if the requisite consent is obtained) on behalf of the Lenders on or before 5.00 p.m (in London) on 4 October 2021 (or such later time as is notified by the Company to the Agent) (the “Consent Deadline”).
4.2Any extension to the Consent Deadline after the date of this letter as contemplated by this paragraph 4 or paragraph 6 (Miscellaneous) below shall not restart, reset or terminate the 10 Business Day snooze and lose period under Clause 40.6 (Non-Responding Lender (snooze you lose)) (which shall commence on the date of this letter) in ascertaining whether a Lender’s Commitments and/or participation shall be disregarded when calculating the relevant percentage of the Total Commitments or otherwise when ascertaining whether the approval of the Majority Lenders has been obtained with respect to the Extension Request in accordance with the provisions of Clause 40.6 (Non-Responding Lender (snooze you lose)).
4.3We further ask the Agent to confirm to us, from time to time and otherwise as agreed between us and the Agent, the names of the Lenders (i) who have indicated that they consent to the Extension Request (ii) who have declined the Extension Request and (iii) who have not responded to the Extension Request.
4.4The Agent shall, promptly upon receipt of the consent of the Majority Lenders in respect of the Extension Request (at which time the Extension Request shall become effective and the date on which such consent is received shall be the “Effective Date”):
4.4.1countersign this letter; and
4.4.2deliver a countersigned copy of this letter to the Company.
5Transfers and Assignments
5.1Any consent to the Extension Request provided by a Lender (a “Transferring Lender”) will bind any person that acquires by way of an assignment or transfer (including by way of novation) any or all of such Transferring Lender's relevant rights, obligations, Commitments and/or Loans (a “New Consenting Lender”) on or after the date on which that Transferring Lender provides its consent to the Agent in accordance with paragraph 4 (Process and Timing) above, and by providing such consent to the Agent each Transferring Lender shall also be deemed to have agreed to procure that any such assignment or transfer is completed on this basis.
5.2The consent provided by the relevant Transferring Lender referred to in paragraph 5.1 above will remain valid and binding on the relevant New Consenting Lender (and any future holder of the relevant Commitments) to the extent of such New Consenting Lender's (and the relevant future owner's) ownership of the relevant Commitments and/or Loans and any such New Consenting Lender (and relevant future owner) shall have the same rights and obligations in relation thereto as the relevant Transferring Lender did prior to the assignment or transfer.
5.3A New Consenting Lender shall not be entitled to exercise voting rights in respect of the requests in this letter.

6Miscellaneous
6.1A person who is not a party to the Facilities Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this letter.
6.2Notwithstanding anything in this letter to the contrary, we reserve the right:
6.2.1to proceed or not to proceed with the implementation of the Extension Request (in our absolute discretion);
6.2.2to extend the Consent Deadline; and/or
6.2.3to withdraw, supplement, amend or revise any of the invitations or requests set out in this letter (or any conditions relating thereto) at any time prior to the Effective Date.
6.3In respect of any right to amend any of the requests set out in this letter, the Agent may post to the Lenders changes to, or final versions of, this letter.
6.4To the extent we exercise any right under paragraph 6.2.3 above, each Lender will have the opportunity to change or withdraw its response within a reasonable period after that Lender receives notice in writing of such amendment (provided that, if the Agent determines (in its sole discretion (which discretion shall include the right to refuse to make a determination)) that an amendment made pursuant to paragraph 6.2.3 above is not prejudicial to the interests of the Lenders and/or is minor, technical or administrative or corrects a manifest error, any response provided prior to the time at which we exercise that right shall remain valid and binding on the relevant Lender). All determinations as to the validity and time of receipt of any consent will be made by the Agent in consultation with the Company.
6.5Except as varied by the terms of this letter, the Facilities Agreement, the Waiver Letter and the other Finance Documents will remain in full force and effect and any reference in the Facilities Agreement, the Waiver Letter or any other Finance Document to the Facilities Agreement or the Waiver Letter or to any provision of Facilities Agreement or the Waiver Letter will be construed as a reference to the Facilities Agreement or the Waiver Letter, or that provision, as amended by this letter.
6.6This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.
6.7In the event of any conflict between the terms of this letter and any other Finance Document, the terms of this letter shall prevail.
6.8In accordance with the Facilities Agreement, by executing this letter the Company and the Agent designate this letter a Finance Document and this letter shall therefore then be construed as a Finance Document under the Facilities Agreement.
6.9This letter and any non-contractual obligations arising out of or in connection with it are governed by English law and Clause 46 (Enforcement) of the Facilities Agreement applies to this letter mutatis mutandis.
Please acknowledge your agreement to the terms of this letter by signing where indicated below.
[Signature Pages Follow]

Yours faithfully,

for and on behalf of Global Blue Group Holding AG for itself and as Obligors’ Agent pursuant to Clause 2.6 (Obligors’ Agent) of the Facilities Agreement

By:
Name:    Loic Jenouvrier

Title:    Authorised Signatory

We hereby confirm the consent of the Majority Lenders to the Extension Request on the date set forth below.

for and on behalf of RBC Europe Limited as Agent on behalf of the Finance Parties
By:    Johnson Tse

Title:    Authorised Signatory

Date:    4 October 2021